UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):
☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K   ☒ Form 10-Q and Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Capstone Companies, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  431 Fairway Drive, Suite 200

City, State and Zip Code: Deerfield Beach, Florida 33441

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K,
Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for its three months ended June 30, 2020 by the prescribed due date without unreasonable effort or expense because the Company was unable to compile and review certain information required in order to permit the Company to file a timely and accurately report the Company’s financial condition. The inability to perform the necessary work to file on a timely basis was due to the ongoing impact of COVID-19 pandemic and its disruption of the Company’s business and accounting and administrative operations, especially closure of company offices, limited access to records and personnel and requirements of social distancing. This disruption continues due to increasing COVID-19 infections in the South Florida region, which is the location of Company offices and financial and accounting staff as well as public auditors. The Company is adjusting to these new conditions, but the impact of the COVID-19 pandemic and resulting increases in accounting work, both by internal personnel and outside auditors, has delayed completion of all necessary work to timely file the Quarterly Report on Form 10-Q.  The adjustment to operations in COVID 19 pandemic has proven more difficult, labor intensive and time consuming than originally anticipated by management.

The Company believes that the Quarterly Report will be completed and filed within the five (5) day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended),  including statements regarding the Company’s ability to complete the filing of the Quarterly Report on Form 10-Q within the 5-day extension period and the Company’s expected financial results. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to timely complete the Form 10-Q, including the financial statements, for the fiscal quarter ended June 30, 2020 and other risks detailed in the Company’s filings with the Commission, including its Annual Report on Form 10-K for the year ended December 31, 2019. Any reader of this Notification on Form 12b-25 is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25, except as required by applicable laws or regulations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James McClinton
(Name) (954) 570-8889, extension 301 _________________________________________________________ (Area Code) Telephone Number
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: The Company’s Corporate office is located at Deerfield Beach, Florida. As the state has gone through a significant resurgence of the COVID-19 pandemic, the health and safety of our employees is paramount.
Employees have been working remotely and we have had an incident of COVID-19 in our staff which slowed down information gathering. We anticipate that:
-	The net revenues for the quarter ended June 30, 2020 will be approximately $907 thousand as compared to $3.4 million for the quarter ended June 30, 2019.
-	The net loss for the quarter ended June 30, 2020 will be approximately $657 thousand as compared to $11 net loss for the quarter ended June 30, 2019.
The financial results for the quarter ended June 30, 2020 reflect the continued adverse impact of COVID-19 pandemic on the demand for our products due to uncertain and negative conditions of the U.S. economy. The company had planned major product launches during the second quarter 2020 that have been delayed. The Company is assessing its asset impairments and contingencies, mitigation and continuity plans which could have a significant impact on the final issued report.

Undersigned has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 11, 2020

By:_________/S/ JAMES MCCLINTON_____________________________________________________
Name: James McClinton,
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).